FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of January 1, 2003 to January 31, 2003

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X... v  Form 40-F.......

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes...... No...X...

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CITYVIEW  CORPORATION   LIMITED
                                                    (Registrant)


Date February 10, 2003





                                      /s/ THINAGARAN
                                      ..........................................
                                                     (Signature)
                                       By THINAGARAN
                                          Director

                              LIST OF ASX DOCUMENTS

                    FROM JANUARY 1, 2003 TO JANUARY 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


486  Well Report Madura Block - Tambuku #1 Well

487  Well Report #2 Madura Block - Tambuku #1 Well

488  Well Report Madura Block - Tambuku #1 Well

489  Well Report Madura Block - Tambuku #1 Well

490  Well Report Madura Block - Tambuku #1 Well

491  Well Report Madura Block - Tambuku #1 Well

492  Well Report Madura Block - Tambuku #1 Well

493  Well Report Madura Block - Tambuku #1 Well

494  Well Report Madura Block - Tambuku #1 Well

495  Well Report Madura Block - Tambuku #1 Well

496 Appendix 5B Mining Exploration Entity Quarterly Report for the Quarter ended 31 December 2002

497  Well Report Madura Block - Tambuku #1 Well

498  Well Report Madura Block - Tambuku #1 Well

499  Well Report Madura Block - Tambuku #1 Well

500  Well Report Madura Block - Tambuku #1 Well

501  Report for the Quarter Ended December 31, 2002

502  Well Report Madura Block - Tambuku #1 Well

                             LIST OF ASIC DOCUMENTS

                    FROM JANUARY 1, 2003 TO JANUARY 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACQ          FORM 316 ANNUAL RETURN OF A COMPANY - CITYVIEW CORPORATION LIMITED

AACR          FORM 316 ANNUAL RETURN OF A COMPANY - CITYVIEW ASIA PTY LTD

                               COMPANY LETTERHEAD


January 2, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o     The rig continues to run logs, Porosity, VSP, Sonic and sidewall cores.

o First indications indicate a testing zone at 5,614 feet in limestone, 8 feet in length and 15% porosity.

o     The mud weight has been increased by .2 ppg.

                               COMPANY LETTERHEAD

January 2, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                  WELL REPORT #2 MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o   The rig is presently running the last cased-hole log.

o Preliminary indications from the logs show an 8-feet pay zone section in limestone with 15% viscosity.

o The Operator anticipates that full interpretation of the VSP logs will be ready on the weekend.

o While running the sidewall core some bullets were left in the hole. The Operator will run a junk basket to retrieve the bullets.

o After retrieving the bullets the Operator intents to drill ahead until such time as the VSP data has been interpreted. Based on the results of the VSP log the Operator may decide to perform an open-hole DST on the 8ft limestone section, run a casing liner, or continue to drill ahead.

                               COMPANY LETTERHEAD

January 6, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft.

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o Based on log results, the Operator has decided to perform a cased hole Drill Stem Test.

o The rig is presently running a 7-inch liner in order to test the zone at 5,613 feet where the gas and condensate kick was taken.

o Logs indicate a possible second zone in the upper limestone section between 3,500 - 3,800 feet. The Operator is still to confirm if this zone will be tested.

o Once the 7-inch liner has been set and cemented the rig will prepare for testing. It is anticipated that the zone will be perforated on Friday January 10, 2003.

o The Operator continues to evaluate the VSP log data and may decide not to drill deeper.

                               COMPANY LETTERHEAD

January 7, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL


CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft.

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o     The 7-inch liner has been run, set and cemented.

o A scraper run is being performed at this time to clear cement from the test zone at 5,614 feet.

o     A second scraper run will be made at 3,800 feet.

o A cased hole resistivity log will be run at 3,800 feet to confirm if a second test zone in the upper limestone section will be perforated.

o The first test zone interval will be from 5,614 to 5,622 feet. Log data for this zone suggests gas and light oil/condensate with 15% porosity.

o It is anticipated that this zone will be perforated on or around Friday January 10, 2003.

                               COMPANY LETTERHEAD

January 8, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA TAMBUKU #1
WELL REPORT

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft.

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The operation continues with the running of a CBL (cement bond log) in the 9 5/8-inch and 7-inch sections and RST (resistivity) log in the 7-inch section.

o The Operator continues to analyze the log data however at this time they anticipate to test 3 zones and possibly a 4th zone.

o Testing remains scheduled to commence on January 10/11, 2003. Each test zone is anticipated to take 7-10 days.

                               COMPANY LETTERHEAD

January 13, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002  (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o     The Operator advises that it has completed the logging program.

o The test tubing has been made up, run into the hole, circulated through and stood back in the derrick.

o The Operator is currently assembling the perforating guns, ready to run in the hole with the DST (Drill Stem Test) test string.

o It is anticipated that the first DST will be perforated at first light on Tuesday January 14, 2002.

                               COMPANY LETTERHEAD
January 14, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:   6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o     DST (Drill Stem Test) 1 was perforated at first light Tuesday January 14,
      2003.

o At the time of this report, shortly after perforating, flow had not yet been established.

o     Gas bubbles have been detected at the surface.

o     The Operator continues to observe the well.

                               COMPANY LETTERHEAD
January 15, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:   6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator advises that when no flow was established after perforating DST 1, an injectivity test was performed. The injectivity test results showed a restriction.

o It is believed that there is either an obstruction in the test string or the perforating guns misfired.

o The Operator advises that they will pull the test string out of the hole, check the string and rerun the perforating guns, if need be.

o It is anticipated that the above procedures will take 3 days to perform before the DST1 test can resume.

                               COMPANY LETTERHEAD
January 16, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator confirms that the perforating guns misfired and that the well is not perforated.

o The rig is displacing mud for brine and will repeat the perforating operation for DST1. This is anticipated to take place in the late afternoon, Friday, 17 January 2003.

                               COMPANY LETTERHEAD
January 17, 2003



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o        Tuban    (Sandstone)
o        Prupuh   (Limestone - Sandstone)
o        Kujung   (Limestone - Sandstone)
o        Poleng   (Limestone - Sandstone)
o        Ngimbang (Limestone - Sandstone)
o        TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator is running in the hole with the test string and anticipates re-perforating late afternoon today or first light on Saturday.

                               COMPANY LETTERHEAD




To  COMPANY ANNOUNCEMENTS                            Fax  1300 300 021
AUSTRALIAN STOCK EXCHANGE LIMITED

--------------------------------------------------------------------------------

From  THINAGARAN                                     Date JANUARY 20, 2003

--------------------------------------------------------------------------------

Pages  6                                             Subject

--------------------------------------------------------------------------------
NOTE: The information contained in this facsimile is confidential and may be privileged or subject to copyright. It is intended for the addressee only. If you have received this facsimile in error please call the sender on (61 8) 6250 9099 immediately and return it by mail to the above address. The unauthorised use of the information may result in liability for breach of confidentiality, privilege or copyright.
--------------------------------------------------------------------------------


             APPENDIX 5B MINING EXPLORATION ENTITY QUARTERLY REPORT

                     FOR THE QUARTER ENDED 31 DECEMBER 2002

                                                                    Rule 5.3

                                   Appendix 5B

                   Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97.


 Name of entity
 -------------------------------------------------------------------------------
 CITYVIEW CORPORATION LIMITED
 -------------------------------------------------------------------------------

 ACN                                           Quarter ended ("current quarter")
 ------------------------------------------    ---------------------------------
                009 235 634                            31 DECEMBER 2002
 ------------------------------------------    ---------------------------------

Consolidated statement of cash flows

                                                                 Current quarter            Year to date
Cash flows related to operating activities                            $A'000                (12 Months)
                                                                                               $A'000
                                                             ------------------------- -----------------------
1.1       Receipts from product sales and related debtors

1.2       Payments for      (a) exploration and evaluation              -                        -
                            (b) development                             -                        -
                            (c) production                              -                        -
                            (d) administration                       (214)                  (1,328)
1.3       Dividends received                                            -                        -
1.4       Interest  and  other  items of a  similar  nature            53                      260
          received
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net Operating Cash Flows                                   (161)                  (1,068)
--------- -------------------------------------------------- ------------------------- -----------------------

          Cash flows related to investing activities
1.8       Payment for purchases of:   (a) prospects                     -                        -
                                      (b) equity investments            -                     (764)
                                      (c) other fixed assets            -                        -

1.9       Proceeds from sale of:      (a) prospects                     -                        -
                                      (b) equity investments            -                      336
                                      (c) other fixed assets            -                        -

1.10      Loans to other entities                                       -                        -
1.11      Loans repaid by other entities                                -                        -
1.12      Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net investing cash flows                                      -                     (428)
                                                             ------------------------- -----------------------
1.13      Total operating and investing cash flows                   (161)                  (1,496)
          (carried forward)
--------- -------------------------------------------------- ------------------------- ------------------------


--------- -------------------------------------------------- ------------------------- ------------------------
1.13      Total operating and investing cash flows                   (161)                  (1,496)
          (brought forward)
--------- -------------------------------------------------- ------------------------- ------------------------

          Cash flows related to financing activities
1.14      Proceeds from issues of shares, options, etc.                 -                    2,940
1.15      Proceeds from sale of forfeited shares                        -                        -
1.16      Proceeds from borrowings                                      -                        -
1.17      Repayment of borrowings                                       -                        -
1.18      Dividends paid                                                -                        -
1.19      Other (provide details if material)                           -                        -
                                                             ------------------------- ------------------------
          Net financing cash flows                                      -                    2,940
--------- -------------------------------------------------- ------------------------- ------------------------

          Net increase (decrease) in cash held                       (161)                   1,444

1.20      Cash at beginning of quarter/year to date                 1,660                       55
1.21      Exchange rate adjustments to item 1.20                        -                        -
                                                             ------------------------- ------------------------
1.22      Cash at end of quarter                                    1,499                    1,499
--------- -------------------------------------------------- ------------------------- ------------------------

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities
                                                                                      ------------------------
                                                                                          Current quarter
                                                                                              $A'000
                                                                                      ------------------------

1.23        Aggregate amount of payments to the parties included in item 1.2                     -
                                                                                      ------------------------

1.24        Aggregate amount of loans to the parties included in item 1.10                       -
----------- ------------------------------------------------------------------------- ------------------------

1.25        Explanation necessary for an understanding of the transactions
            --------------------------------------------------------------------------------------------------
            1.23        Payment of Directors fees, reimbursement of Directors expenses in relation to the company.
            --------------------------------------------------------------------------------------------------

Non-cash financing and investing activities

2.1       Details of financing and investing  transactions  which have had a material  effect on consolidated assets and liabilities but did not involve cash flows
          ----------------------------------------------------------------------------------------------------
                                                          N/A
          ----------------------------------------------------------------------------------------------------

2.2       Details of outlays  made by other  entities to  establish  or  increase  their share in projects in which the reporting entity has an interest
          ----------------------------------------------------------------------------------------------------
                                                          N/A
          ----------------------------------------------------------------------------------------------------

Financing facilities available
Add notes as necessary for an understanding of the position.

                                                                Amount available             Amount used
                                                                     $A'000                     $A'000
                                                            -------------------------- -------------------------
3.1       Loan facilities                                               -                         -
                                                            -------------------------- -------------------------
3.2       Credit standby arrangements                                   -                         -


Estimated cash outflows for next quarter
                                                                                          $A'000
                                                                           -------------------------------------
4.1       Exploration and evaluation                                                        -

4.2       Development                                                                       -
                                                                           -------------------------------------
          Total                                                                             -
                                                                           -------------------------------------
                             Reconciliation of cash

Reconciliation of cash at the end of the quarter (as
shown in the consolidated statement of cash flows) to          Current quarter            Previous quarter
the related items in the accounts is as follows.                   $A'000                     $A'000

                                                           ------------------------ --------------------------

5.1       Cash on hand and at bank                                  1,499                     1,660
                                                           ------------------------ --------------------------
5.2       Deposits at call                                            -                         -
                                                           ------------------------ --------------------------
5.3       Bank overdraft                                              -                         -
                                                           ------------------------ --------------------------
5.4       Other (provide details)                                     -                         -
                                                           ------------------------ --------------------------
          Total: cash at end of quarter (item 1.22)               1,499                     1,660
                                                           ------------------------ --------------------------

Changes in interests in mining tenements

                                      Tenement       Nature of interest             Interest at   Interest
                                      reference      (note (2))                     beginning     at end of
                                                                                    of quarter    quarter
                                      -------------- ------------------------------ ------------- ------------
6.1       Interests in mining               -                      -                     -             -
          tenements relinquished,
          reduced or lapsed
                                     -------------- ------------------------------ ------------- ------------
6.2       Interests in mining               -                      -                     -             -
          tenements acquired or
          increased
                                     -------------- ------------------------------ ------------- ------------


Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

                                                                         Issue price per     Amount paid up per
                                                                         security (see       security (see note
                               Number issued                             note 3) (cents)     3) (cents)
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.1      Preference
         +securities
         (description)
                               ------------------- ------------------- ------------------- ----------------------
7.2      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.3      +Ordinary securities      70,161,616
                               ------------------- ------------------- ------------------- ----------------------
7.4      Issued during
         quarter
         a) Inceases through
         issues
         b) Decreases
         through returns of
         capital, buy-backs
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.5      +Convertible debt
         securities
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.6      Issued during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
                                                                         Exercise price         Expiry date
7.7      Options
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.8      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.9      Exercised during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.10     Expired during
         quarter
-------- --------------------- ------------------- ------------------- ------------------- ----------------------
7.11     Debentures
         (totals only)
-------- --------------------- ------------------- -------------------
7.12     Unsecured notes
         (totals only)
                               ------------------- -------------------

                              Compliance statement


1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2  This statement does give a true and fair view of the matters disclosed.




Sign here:     /s/THINAGARAN                 Date: 17 January 2003
              -----------------
                  Director

Print name:       Thinargaran

                                      Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

                                 == == == == ==

                               COMPANY LETTERHEAD

January 20, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o     DST 1 (Drill Stem Test) was re-perforated at 4 pm on Friday
      January 17, 2003.

o The Operator advises that DST 1 took a considerable amount of time to unload and clean up. Surface pressure and flow volumes have been fluctuating considerably. Due to mud/sediment from the formation, the rig was only able to put the well on the separator at 10 am on Sunday January 19,2003.

o DST 1 is flowing predominately light oil/condensate with some gas at low pressure/volume. However, the shut in pressure is 2,400 PSI and building.

o The Operator believes that there is low permeability in the formation from the reservoir and has performed an acid stimulation job in order to increase the permeability in the limestone before re-testing the interval.

o Immediately after the acid stimulation job was carried out, the surface pressure increased to 1100 PSI. The Operator is waiting for the well to clean up before carrying out the re-testing.

NEXT OPERATION:

o     Re-test DST 1 interval.

                               COMPANY LETTERHEAD


January 21, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o DST 1 is currently being tested through the separator and the test is still ongoing.

                               COMPANY LETTERHEAD

January 22, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator advises that it has completed the DST-1 (Drill Stem Test) flow test and it anticipates, will complete the final shut in pressure test at 2 pm today.

o The Operator advises that the results will be released once it has retrieved and analyzed the data from the bottom hole gauges.

o     The Operator has confirmed another interval for testing ie. DST-2.

o Once the final shut in pressure test has been completed the rig will kill the well and pull the test string out of the hole to prepare to test DST-2.

PRESENT SITUATION:

o     Final shut in pressure build-up test.

NEXT OPERATION:

o     Kill well and pull test string out of the hole.

Photographs of Tambuku #1 well, taken immediately after the acid job, referred to in Company announcement dated January 20, 2002, can be viewed at http://www.cityviewcorp.com/photos/

                               COMPANY LETTERHEAD


January 24, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator advises that the rig is running in the hole with the test string and anticipates perforating DST-2 at first light Saturday, January 25, 2003.

o      CityView is awaiting the full DST-1 results from the Operator.

                               COMPANY LETTERHEAD

                          REPORT FOR THE QUARTER ENDED
                                DECEMBER 31, 2002

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------
                                 Company Details

Registered Office:                                17 Ord Street
                                                  West Perth WA 6005
                                                  Australia

Principal Place of Business:                      Level 9
                                                  28 The Esplanade
                                                  Perth WA 6000

Telephone:                                       (618) 9226 4788

Fax:                                             (618) 9226 4799

E-Mail:                                          info@cityviewcorp.com
                                                 ---------------------
Internet:                                        www.cityviewcorp.com
                                                 --------------------
Chief Executive Officer:                         A I Saddique

Chairman:                                        Y M Jumabhoy

Directors:                                       R Goh
                                                 E Ee
                                                 Thinagaran
                                                 Md N Ramli
                                                 J F Arbouw

Company Secretary:                               J F Arbouw

Australian Auditors:                             BDO

Australian Stock Exchange Symbol:                CVI

NASD Symbol:                                     CTVWF

Australian Share Registry:                       Computershare Investor
                                                   Services Pty. Ltd.

US Share Registry:                               Computershare Trust Company Inc

--------------------------------------------------------------------------------

Market Capitalisation at December 31, 2002

Shares on Issue                                  70,161,616
Options                                          Nil
Fully Diluted Capital                            70,161,616
Market Value Fully Diluted                       AUD$16,137,171 (US$9,106,205)

--------------------------------------------------------------------------------

Trading Volume
                         AUS              US                TOTAL
   MONTH               VOLUME           VOLUME              VOLUME
   -----               ------           ------              ------
OCTOBER 2002          430,297           506,500            936,797
NOVEMBER 2002       1,096,600           986,900          2,083,500
DECEMBER 2002       3,929,800         2,486,800          6,416,600
 TOTAL              5,456,697         3,980,200          9,436,897
--------------------------------------------------------------------------------

                               COMPANY LETTERHEAD

     Corporate

     CityView Corporation Limited ("CityView") has relocated its Registered Office and Principal Place of Business to:

      Registered Office:            lst Floor, 17 Ord Street, West Perth WA 6005
      Principal Place of Business:  Level 9, BGC Centre, 28 The Esplanade,
                                     Perth WA 6000
      Postal Address:               PO Box 5643 St George's Terrace,
                                     Perth WA  6831
      Telephone:                    (61 8) 9226 4788
      Facsimile:                    (61 8) 9226 4799
      Web address:                  www.cityviewcorp.com (remains unchanged)
                                    --------------------
      E-mail:                       info@cityviewcorp.com (remains unchanged)
                                    ---------------------


     Oil & Gas Indonesia

     CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

     Madura Concession - Madura Island, Indonesia:

     The Tambuku well was spud-in at midnight on 21 October 2002 and drilled to a depth of 5,616 feet. At this depth the rig encountered a gas kick. During the process of controlling the gas kick the drill string became plugged. The Operator tried several measures to free the plugging in the drill string without success. Due to the plugging, the rig was unable to circulate and control the kick. The Operator decided to cut the string using a colliding tool. Once the well was under control and the BHA assembly parted, the balance of the drill string was pulled out of the hole and the lower section abandoned.

     The well was sidetracked from a depth of 4,300 feet to 6,890 feet where gas and oil was encountered. A VSP log was run and it was determined that there was no indication of hydrocarbons below 6,890 feet. The Operator decided to TD the well at 6,890 feet and two intervals were identified for testing. At the time of this report, these tests are ongoing. Upon completion of the tests, the rig will be moved to the Telaga #1 location to commence drilling.

     Simenggaris Concession - Kalimantan Indonesia

     The Operator has proposed to conduct a 2D seismic survey and the drilling of one well - Bangku Besar #1 for 2003. The seismic survey will be performed in conjunction with an existing seismic program in the adjoining concession. It is anticipated that the well would be drilled around August 2003.

     The above program is presently with the concession holders awaiting their approval. Once approved by the Shareholders, the program will be submitted to MIGAS (Indonesian Petroleum Authorities) for their approval for implementation.

                               COMPANY LETTERHEAD


     Philippines - Block SC41, offshore Sabah Malaysia

     CityView had a 2.5% participating interest in the petroleum permit block, Service Contract 41, which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia.

     CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on April 14, 2000 with MMC Exploration & Production (Philippines) Pte Ltd. ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

     Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on June 30, 2000. The next program is being reviewed by the Operating Shareholder, Unocal, and will only commence in year 2003 due to a one-year moratorium granted by the Philippine Government.

     MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective October 17, 2002, in exchange for a full recovery of all expenditures to date, the actual amount to be verified after the Government's audit. The recovery is, of course, conditional upon successful production of petroleum in the block.

     Save in relation to some small payments made by MMCP after the free carry period, MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block.


     Finance
     Cash at Bank                        AUD$1,539,640
     Expenditure for the Quarter         AUD$  223,112



     /s/THINAGARAN
        THINAGARAN
        Director

        January 24,2003

                               COMPANY LETTERHEAD


January 30, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  6,890ft. (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator has advised that it has received positive official confirmation from the Indonesian Department of Energy that the Exploration license for the Madura Concession has been extended for a further period of one year i.e. from May 15, 2003 to May 15, 2004.

DST-1 (DRILL STEM TEST)

o The Operator is very encouraged by the acid stimulation job performed on DST-1 that increased the wellhead surface pressure from 300+PSI to 1200 PSI and is formulating a program for further acid stimulation of this interval.

o The Operator further reported that data in respect of gas and oil/condensate rates in relation to the structure size is very exciting.

o Commercial evaluation and mapping of the structure is ongoing and the Operator advised that it intends to release the results and forward plans within the next 4 to 6 weeks.

                               COMPANY LETTERHEAD

     DST-2 (DRILL STEM TEST) PERFORATED JANUARY 24, 2003

o The Operator advised that after swabbing the interval flowed both gas and light oil/condensate. The flow was intermittent and the formation (limestone) will require further acid stimulation. The Operator is however, encouraged by the oil and gas show in this limestone section as it has identified 3 separate intervals in the upper limestone feature totalling up to 265 feet.

o The Operator had intended to continue with acid stimulation on DST-2 immediately, however the one year extension granted by the Indonesian Department of Energy has given the Operator the opportunity to carry out a thorough acid stimulation job on DST-2 (as well as DST-1).

o As it is more cost efficient to use a lighter rig to carry out the acid stimulation job, the Operator has advised that it will release the heavier Apexindo-2 rig used at Tambuku #1 to the Telaga location so that drilling of the Telaga #1 well can commence immediately upon arrival.

o The Operator will return to the Tambuku location to carry out the acid stimulation and further testing as soon as a suitable rig can be contracted.

o The Operator advises that it may also include further work/testing on the Sebaya #1 structure with the smaller rig.

                                                                        AACQ
ASIC registerd agent number
 lodging party or agent name CITYVIEW CORPORATION LIMITED
                             ----------------------------
                    address  PO BOX 5643
                             ST GEORGE'S TERRACE
                             PERTH   State  WA     Postcode  6831

     DX number and location ____________________

              Telephone     (08) 9226 4788     Facsimile  (08) 9226 4799
--------------------------------------------------------------------------------
This part to be completed by Special Purpose Companies only refer to Guide for information about special purpose companies

Please indicate if the compnay is one of the following:

     __ Superannuation Trustee Company       If you employ less than 20 percent
     __ Home Unit Company                    please provide an estimate of the
     __ Non-Profit Company                   time taken to complete this form.
                                             Include all time spent to read the
                                             instructions and provide the
                                             information  __ hrs  __ mins

            Australian Securities and Investments Commission         form 316

                Annual Return of a company             Corporations Act 2001
                                                       Sections 345,346,347,348
--------------------------------------------------------------------------------
Declaration and Signature

A. I declare that the information given on this Annual Return of 7 pages and any annexures is/are complete and correct at the date of signing.

B. I declare that within the period of one month prior to lodgement of this return the directors of the company
       X  have
      --
      -- have not (Please tick applicable box) resolved that they are of the opionion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note: Declaration (B) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period of the date of lodging this return

   Print name  THINAGARAN               Capacity  DIRECTOR
        SIGN HERE  /s/THINAGARAN
DATE
   This declaration must be completed, signed and dated by a current director or secretary of the company.
--------------------------------------------------------------------------------

    PLEASE READ THE GUIDE TO THE ANNUAL RETURN BEFORE COMPLETING THE RETURN

1. Company Name    CITYVIEW CORPORATION LIMITED

   Australian Company Number  009 235 634

2. Annual Return Year  2002

3. Registered Office
                                                New Registered Office Address
                                                1st FLOOR, 17 ORD STREET
                                                WEST PERTH WA 6005
                                                Date of Change 2/01/03

                                       Tick box if ASIC previously notified  X
                                                                            ---

      Does the company occupy the premises specified as the
      address of the registered office?                          yes __  no X

      if no, name of occupier SIMON WATSON

      Has the occupier of the premises consented in writing to
      the use of the specified address as the address of the
      registerd office of the company and not withdrawn that
      consent?                                                  yes X   no __

4. Principal Place of Business                  New Principal Place of Business
                                                LEVEL 9 BGC CENTRE
                                                28 THE ESPLANADE
                                                PERTH WA 6000
                                                Date of Change 02/01/03

                                        Tick box if ASIC previously notified  X
                                                                             ---

5. Ultimate Holding Company

                        Name ___________________________

   If registered in Australia, show ACN    009 235 634
   If not registered in Australia, Show country of incorporation or formation

6. Company Officers
--------------------------------------------------------------------------------

Carefully check all pre-printed                | The address for company officers should     | Changes
details.  If changes are necessary,            | be the usual residential-address unless     | If changing an officer's name or
draw a line through any incorrect details.     | otherwise provided under s205D.             | address, include the date the change
Show the correct information in the space next |                                             | occurred.
to the incorrect details.                      | 4.If born in Australia-date of birth and    |
                                               |   city/town and state of birth.  If not     | If adding or ceasing an officer, show
The following information is required for all  |   born in Australia-date of birth and       | the date of appointment, cessation or
company officers.                              |   city/town and country of birth.           | resignation.
                                               |                                             |
Each item must appear on a separate line.      | 5.Office held and date of appointment. For  | If ASIC has already been notified of
1. Family name and all given names in full.    |   alternate directors, also include the     | the changes, show the details again
   (Initials are not acceptable)               |   director/s for whom they are alternate,   | and tick the box.
2. Unit, floor, building name, street number   |   the cessation date/s if known, and the    |
   and name.                                   |   terms of agreement.  The cessation date/s | See "how to Show Changes" on the
3. Suburb/city, state and postcode.            |   can be future date/s.                     | guide.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Please tick if ASIC
                                                                                        previously notified

ARBOUW, JOHN                                    Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
22 DERBY STREET
VAUCLUSE NSW 2030
03/05/1945 THE HAGUE THE NETHERLANDS
DIRECTOR  31/05/2002                            Cease Date  /   /                               __
SECRETARY 12/07/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

EE, BENG YEW                                    Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
38 TOH CLOSE
SINGAPORE 508011 SINGAPORE
23/07/1953 MALACCA MALAYSIA
DIRECTOR  05/04/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

GOH, YONG KHENG                                 Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
38 B JLN MAT JAMBOL #02-12
119520 SINGAPORE
05/06/1946 SINGAPORE
DIRECTOR  22/03/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

JUMABHOY, YUSUFALI MOHAMED                      Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
UNIT 47 THE GRANGE
3 BRIGID ROAD
SUBIACO WA 6008
05/02/1938 SINGAPORE
DIRECTOR  16/10/2001                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

RAMLI, NAZRI                                    Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
#1 JALAN P8B/1PRESINT 8, 62000 PUTRA
JAYA WILAYAH PERSEKETUAN MALAYSIA
20/08/1955 ALOR SETAR KEDAH MALAYSIA
DIRECTOR  31/05/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------



SADDIQUE, AHMAD IQBAL                           Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
18 JALAN SEJARAH SINGAPORE
13/05/1943 MALAYSIA
DIRECTOR  31/05/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

THINAGARAN, S/O VASUDEVAN                       Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
BLOCK 2 HOLLAND AVE #16-74
271002 SINGAPORE
20/01/1963 PERAK MALAYSIA
DIRECTOR  22/03/2002                            Cease Date  /   /                               __

 ****Please add any new officeholders below line with dates of appointment****


Items 7 & 8 must be completed by all companies limited by shares

7. Issued Shares and Options

   Class Code                   Description-full title of share
  ------------                 ---------------------------------
      ORD                               ORDINARY SHARES


                                                             Number of Unissued
                 Total No.    Total Amount    Total Amount     Shares subject
   Class Code    Issued       Paid             Unpaid           to options
  -----------   --------     -------------   --------------   ------------------
      ORD      70,161,616    ALL SHARES ARE       NIL               NIL
                              FULLY PAID
                              70,161,616


8. List of Members (Shareholders)



Apart from companies limited       If the details of the members               If the member details for       A member who holds
by guarantee only, and some        were recorded on the ASIC database          the listed shares have          shares on behalf of
transferring financial             from the Annual Return these details        ceased or changed, draw a       another person or
instituitions, all companies       will be printed below.  Add full            line through the name and       corportion is not the
are required to provide            details of any new members after the        address and show the new        beneficial owner of
the details of the top 20          printed information.                        information next to the         the shares (show 'N')
members of each class.                                                         printed information.

Provide the ACN or ARBN of the member,
if applicable.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Are shares           Are shares
Members full name & address OR                       Class code        Total No. of        fully paid?         beneficially
executor's/trustee's full name & address            (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

                          OBSOLETE - SEE ANNEXURE "A"

US CONTROL ACCOUNT
A.C.N./A.R.B.N: __________
COMPUTERSHARE TRUST COMPANY INC
12039 WEST ALAMEDA PARKWAY
LAKEWOOD CO 80228
UNITED STATES OF AMERICA                                ORD             25,110,237              Y                       N

MIDWESTERN OIL PTE LTD
63 ROBINSON ROAD, AFRO ASIA BLDG #03-16
SINGAPORE 061894                                        ORD             14,760,517              Y                       Y

MALAYSIAN MINING CORPORATION BERHAD
A.C.N./A.R.B.N:____________________
32ND FLOOR MENARA PNB
201A JALAN TUN RAZAK
50400 KUALA LUMPUR MALAYSIA                             ORD              8,616,188              Y                       Y

AYRTON, GRANT
18 ALDERS AVENUE
CHINLEY
HIGHPEAK SK23 6DS UNITED KINGDOM                        ORD              1,250,000              Y                       Y

SHOTTON, WILLIAM MANSELL
FAIRFEILD HOUSE 7 NODEN DRIVE
LEA ROSS-ON-WYE
HEREFORDSHIRE UNITED KINGDOM                            ORD              1,250,000              Y                       Y


Apart from companies limited       If the details of the members               If the member details for       A member who holds
by guarantee only, and some        were recorded on the ASIC database          the listed shares have          shares on behalf of
transferring financial             from the Annual Return these details        ceased or changed, draw a       another person or
instituitions, all companies       will be printed below.  Add full            line through the name and       corportion is not the
are required to provide            details of any new members after the        address and show the new        beneficial owner of
the details of the top 20          printed information.                        information next to the         the shares (show 'N')
members of each class.                                                         printed information.

Provide the ACN or ARBN of the member,
if applicable.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Are shares           Are shares
Members full name & address OR                       Class code        Total No. of        fully paid?         beneficially
executor's/trustee's full name & address            (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

                          OBSOLETE - SEE ANNEXURE "A"

TWINMINT NOMINEES PTY LTD
A.C.N./A.R.B.N: 085 573 002
LEVEL 21 EXCHANGE PLAZA
2 THE ESPLANADE
PERTH WA 6000                                           ORD              1,041,810              Y                       N

TOWER TRUST LIMITED
A.C.N./A.R.B.N: 007 869 794
GPO BOX 546
ADELAIDE SA 5001                                        ORD              1,021,764              Y                       N

THOMAS OMAR PTE
A.C.N./A.R.B.N: _____________
63 ROBINSON ROAD
300-24 AFRO ASIA BUILDING
SINGAPORE SINGAPORE                                     ORD                500,000              Y                       Y

TONBAR PTY. LTD
A.C.N./A.R.B.N: 007 685 869
PO BOX 3296
AUSTRALIA FAIR QLD 4215                                 ORD                359,336              Y                       N

TAYLOR, MICHAEL VINCENT
PO BOX 8040
ROWVILLE VIC 3178                                       ORD                310,251              Y                       Y

CLIFFE, DAVID
22 SMITH STREET
KINGSFORD NSW 2032                                      ORD                300,000              Y                       Y

LONDON BROKING SERVICES PTY LTD
A.C.N./A.R.B.N: 009 344 218
LEVEL 21 EXCHANGE PLAZA
2 THE ESPLANADE
PERTH WA 6000                                           ORD                220,000              Y                       Y



Apart from companies limited       If the details of the members               If the member details for       A member who holds
by guarantee only, and some        were recorded on the ASIC database          the listed shares have          shares on behalf of
transferring financial             from the Annual Return these details        ceased or changed, draw a       another person or
instituitions, all companies       will be printed below.  Add full            line through the name and       corportion is not the
are required to provide            details of any new members after the        address and show the new        beneficial owner of
the details of the top 20          printed information.                        information next to the         the shares (show 'N')
members of each class.                                                         printed information.

Provide the ACN or ARBN of the member,
if applicable.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Are shares           Are shares
Members full name & address OR                       Class code        Total No. of        fully paid?         beneficially
executor's/trustee's full name & address            (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

                          OBSOLETE - SEE ANNEXURE "A"

RIABKOFF, MICHAEL
GODFREY WESTON PO BOX 1075
PARRAMATTA NSW 2124                                     ORD                218,000              Y                       Y

L.E.E.T INVESTMENTS PTY LTD
A.C.N./A.R.B.N: 000 748 309
'MARITIMA' U 5
8 KING GEORGE STREET
MCMAHONS POINT NSW 2060                                 ORD                200,000              Y                      Y

SMYTH, MARK
19 VIEW STREET
PEPPERMINT GROVE WA 6011
 held jointly with
SMYTH, JENNIE
19 VIEW STREET
PEPPERMINT GROVE WA 6011                                ORD                196,084              Y                       Y

ANZ NOMINEES LIMITED
A.C.N./A.R.B.N: 005 357 568
GPO BOX 2842AA
MELBOURNE VIC 3001                                      ORD                194,560              Y                       N

ENTITY HOLDINGS PTY LTD
A.C.N./A.R.B.N: 009 258 931
P W KEOGH PO BOX 124
VICTORIEA PARK WA 6979                                  ORD                177,088              Y                       Y

KEOGH, PAUL WILLIAM DAMIAN
S & C AUSTRALIA PTY LTD PO BOX 1773                     ORD                176,852              Y                       Y
WEST PERTH WA 6872                                      ORD                155,613              Y                       Y

P S CONSULTING PTY LTD
A.C.N./A.R.B.N: 002 203 607
12 KILLARA AVENUE
KILLARA NSW 2071                                        ORD                160,000              Y                       Y



Apart from companies limited       If the details of the members               If the member details for       A member who holds
by guarantee only, and some        were recorded on the ASIC database          the listed shares have          shares on behalf of
transferring financial             from the Annual Return these details        ceased or changed, draw a       another person or
instituitions, all companies       will be printed below.  Add full            line through the name and       corportion is not the
are required to provide            details of any new members after the        address and show the new        beneficial owner of
the details of the top 20          printed information.                        information next to the         the shares (show 'N')
members of each class.                                                         printed information.

Provide the ACN or ARBN of the member,
if applicable.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Are shares           Are shares
Members full name & address OR                       Class code        Total No. of        fully paid?         beneficially
executor's/trustee's full name & address            (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

                          OBSOLETE - SEE ANNEXURE "A"

STUART INVESTMENTS (N S W) PTY LTD
AC.N./A.R.B.N: 001 482 524
PO BOX 125
THORNLEIGH NSW 2120                                     ORD                160,000              Y                       Y


              **** Please add any new members under this line.****

                          CITYVIEW CORPORATION LIMITED
                               (ACN 009 235 634)

           THIS IS AN ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 316


                                                                                          Are shares           Are shares
                                                    Class code        Total No. of        fully paid?         beneficially
Members full name & address                        (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

US Control Account
C/-Computershare Trust Company Inc.
12039 West Alameda Parkway
Lakewood CO 80228 USA                                   ORD             25,110,237              Y                       Y

Midwestern Oil Pte Ltd
63 Robinson Road
Afro Asia Building #03-16
Singapore 068894                                        ORD             14,760,517              Y                       Y

Malaysia Mining Corporation Berhad
32nd Floor Menara PNB
201A Jalan Tun Razak 50400 Kuala Lumpur
Malaysia                                                ORD              8,616,188              Y                       Y

OCBC Securities Pte Ltd
18 Church Street
#06-00 OCBC Centre Sth 0104 Singapore                   ORD              2,656,415              Y                       Y

Phillip Securities Pte Ltd A/C Clients
Attn: Settlement Department
250 North Bridge Road
#06-00 Raffles City Tower, Singapore                    ORD              1,098,975              Y                       N

Tower Trust Limited
GPO Box 546
Adelaide SA 5001                                        ORD              1,016,931              Y                       N

UOB Kay Hian Pte Ltd
80 Raffles Place
#30-01 UOB Plaza 1, 048624 Singapore                    ORD                781,026              Y                       Y

Mr. William Mansell Shotton
Fairfield House
7 Noden Drive, Lea Ross-On-Wye
Herefordshire HR9 7NB United Kingdom                    ORD                739,483              Y                       Y

Mr. KaFai Martin Wong
200 Wolskel Road, Singapore 357995                       ORD                710,951              Y                       Y

Thomas Omar Pte Ltd
63 Robinson Road
#03-24 Afro Asia Building Singapore 068894              ORD                500,000              Y                       Y

Mr. David Cliffe
22 Smith Street, Kingsford NSW 2032                     ORD                480,000              Y                       Y

Tonbar Pty Ltd
PO Box 3296, Australia Fair QLD 4215                    ORD                359,336              Y                       Y

Mr. Kenneth John Thomas & Mrs. Beryl
Winifred Thomas KJ & BW Thomas S/F A/C
PO Box 951 South Perth WA 6951                          ORD                345,000              Y                       Y

Entity Holdings Pty Ltd Attention P W Keogh
PO Box 124, Victoria Park WA 6100                       ORD                318,855              Y                       Y

Mr. Michael Vincent Taylor
PO Box 8040, Rowville VIC 3178                          ORD                310,251              Y                       Y


                          CITYVIEW CORPORATION LIMITED
                               (ACN 009 235 634)

           THIS IS AN ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 316

                                                                                           Are shares           Are shares
                                                    Class code        Total No. of        fully paid?         beneficially
Members full name & address                        (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

Mr. Chien Cheng Goh
291B Sixth Avenue, 276572 Singapore                     ORD                300,000              Y                       Y

Tonbar Pty Limited
PO Box 3296, "Australia Fair"
Scarborough Street, Southport QLD 4215                  ORD                294,630              Y                       Y

Merrill Lynch (Australia) Nominees Pty Ltd
Level 41, 120 Collins Street,
Melbourne VIC 3000                                      ORD                278,380              Y                       N

Mr. Say Hann NG
25 Namly Garden 267353 Singapore                        ORD                220,000              Y                       Y

Dr. Eng Chiang ONG
20 Cecil Street
#08-07 The Exchange Singapore 049705
Singapore                                               ORD                220,000              Y                       Y

                                                                        AACR

ASIC registerd agent number
 lodging party or agent name CITYVIEW ASIA PTY LTD
                             ----------------------------
                    address  PO BOX 5643
                             ST GEORGE'S TERRACE
                             PERTH   State  WA     Postcode  6831

     DX number and location ____________________

              Telephone     (08) 9226 4788     Facsimile  (08) 9226 4799
--------------------------------------------------------------------------------
This part to be completed by Special Purpose Companies only refer to Guide for information about special purpose companies

Please indicate if the compnay is one of the following:

     __ Superannuation Trustee Company       If you employ less than 20 percent
     __ Home Unit Company                    please provide an estimate of the
     __ Non-Profit Company                   time taken to complete this form.
                                             Include all time spent to read the
                                             instructions and provide the
                                             information  __ hrs  __ mins

            Australian Securities and Investments Commission         form 316

                Annual Return of a company             Corporations Act 2001
                                                       Sections 345,346,347,348
--------------------------------------------------------------------------------
Declaration and Signature

A. I declare that the information given on this Annual Return of 4 pages and any annexures is/are complete and correct at the date of signing.

B. I declare that within the period of one month prior to lodgement of this return the directors of the company
       X  have
      --
      -- have not (Please tick applicable box) resolved that they are of the opionion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note: Declaration (B) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period of the date of lodging this return

   Print name  THINAGARAN               Capacity  DIRECTOR
        SIGN HERE  /s/THINAGARAN
DATE
   This declaration must be completed, signed and dated by a current director or secretary of the company.
--------------------------------------------------------------------------------

    PLEASE READ THE GUIDE TO THE ANNUAL RETURN BEFORE COMPLETING THE RETURN

1. Company Name    CITYVIEW ASIA PTY LTD

   Australian Company Number  085 605 965

2. Annual Return Year  2002

3. Registered Office
                                                New Registered Office Address
                                                1st FLOOR, 17 ORD STREET
                                                WEST PERTH WA 6005
                                                Date of Change 2/01/03

                                       Tick box if ASIC previously notified  X
                                                                            ---

      Does the company occupy the premises specified as the
      address of the registered office?                          yes __  no X
      if no, name of occupier SIMON WATSON

      Has the occupier of the premises consented in writing to
      the use of the specified address as the address of the
      registerd office of the company and not withdrawn that
      consent?                                                  yes X   no__

4. Principal Place of Business                  New Principal Place of Business
                                                LEVEL 9 BGC CENTRE
                                                28 THE ESPLANADE
                                                PERTH WA 6000
                                                Date of Change 02/01/03

                                        Tick box if ASIC previously notified  X
                                                                             ---

5. Ultimate Holding Company

                        Name CITYVIEW CORPORATION LIMITED

   If registered in Australia, show ACN    009 235 634
   If not registered in Australia, Show country of incorporation or formation

6. Company Officers
--------------------------------------------------------------------------------

Carefully check all pre-printed                | The address for company officers should     | Changes
details.  If changes are necessary,            | be the usual residential-address unless     | If changing an officer's name or
draw a line through any incorrect details.     | otherwise provided under s205D.             | address, include the date the change
Show the correct information in the space next |                                             | occurred.
to the incorrect details.                      | 4.If born in Australia-date of birth and    |
                                               |   city/town and state of birth.  If not     | If adding or ceasing an officer, show
The following information is required for all  |   born in Australia-date of birth and       | the date of appointment, cessation or
company officers.                              |   city/town and country of birth.           | resignation.
                                               |                                             |
Each item must appear on a separate line.      | 5.Office held and date of appointment. For  | If ASIC has already been notified of
1. Family name and all given names in full.    |   alternate directors, also include the     | the changes, show the details again
   (Initials are not acceptable)               |   director/s for whom they are alternate,   | and tick the box.
2. Unit, floor, building name, street number   |   the cessation date/s if known, and the    |
   and name.                                   |   terms of agreement.  The cessation date/s | See "how to Show Changes" on the
3. Suburb/city, state and postcode.            |   can be future date/s.                     | guide.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Please tick if ASIC
                                                                                        previously notified

ARBOUW, JOHN                                    Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
22 DERBY STREET
VAUCLUSE NSW 2030
03/05/1945 THE HAGUE THE NETHERLANDS
SECRETARY 12/07/2002                            Cease Date  /   /                               __
DIRECTOR  31/05/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

EE, BENG YEW                                    Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
38 TOH CLOSE
SINGAPORE 508011 SINGAPORE
23/07/1953 MALACCA MALAYSIA
DIRECTOR  22/03/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

GOH, YONG KHENG                                 Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
38 B JLN MAT JAMBOL #02-12
119520 SINGAPORE
05/06/1946 SINGAPORE
DIRECTOR  22/03/2002                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

JUMABHOY, YUSUFALI MOHAMED                      Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
21 BALMORAL PARK #05-06
SINGAPORE SINGAPORE
05/02/1938 SINGAPORE
DIRECTOR  16/10/2001                            Cease Date  /   /                               __
-------------------------------------------------------------------------------------------------------------

SMYTH, PETER MARK                               Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __

19 VIEW STREET
PEPPERMINT GROVE WA 6011
09/10/1940 BERMUDA JAMAICA
DIRECTOR  17/12/1998                            Cease Date  31/05/2002                          __
-------------------------------------------------------------------------------------------------------------


THINAGARAN, S/O VASUDEVAN                       Change of name     Date of change / /           __
                                                Change of address  Date of change / /           __
BLOCK 2 HOLLAND AVE #16-74
271002 SINGAPORE
20/01/1963 PERAK MALAYSIA
DIRECTOR  22/03/2002                            Cease Date  /   /                               __

 ****Please add any new officeholders below line with dates of appointment****


Items 7 & 8 must be completed by all companies limited by shares

7. Issued Shares and Options

   Class Code                   Description-full title of share
  ------------                 ---------------------------------
      ORD                               ORDINARY SHARES


                                                             Number of Unissued
                 Total No.    Total Amount    Total Amount     Shares subject
   Class Code    Issued       Paid             Unpaid           to options
  -----------   --------     -------------   --------------   ------------------
      ORD          10           10.00            0.00                NIL


8. List of Members (Shareholders)



Apart from companies limited       If the details of the members               If the member details for       A member who holds
by guarantee only, and some        were recorded on the ASIC database          the listed shares have          shares on behalf of
transferring financial             from the Annual Return these details        ceased or changed, draw a       another person or
instituitions, all companies       will be printed below.  Add full            line through the name and       corportion is not the
are required to provide            details of any new members after the        address and show the new        beneficial owner of
the details of the top 20          printed information.                        information next to the         the shares (show 'N')
members of each class.                                                         printed information.

Provide the ACN or ARBN of the member,
if applicable.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Are shares           Are shares
Members full name & address OR                       Class code        Total No. of        fully paid?         beneficially
executor's/trustee's full name & address            (from item 7)      shares held         (Y/N)               owned (Y/N)
---------------------------------------           ----------------    --------------      -------------      -----------------

CITYVIEW CORPORATION LIMITED
A.C.N./A.R.B.N: 009 235 634
63 BURSWOOD ROAD
BURSWOOD WA 6100                                        ORD                 10                  Y                    N



              ****Please add any new members under this line. ****